Exhibit 99.1

Strategic Shareholder Update
MoneyHero Group (NASDAQ: MNY)

January 20, 2026

Dear Shareholders,

The year 2025 marked a pivotal chapter in our strategic reset, the inflection point that paved a path to Adjusted EBITDA profitability through decisive operational discipline.

Over eighteen months ago, MoneyHero was losing money at scale. We faced a fundamental question: could a Greater Southeast Asian fintech platform built in a different era compete in a world where healthy unit economics, disciplined capital allocation, and artificial intelligence-driven insights determine market leaders?

Today, I am writing to report that we have answered that question. Not with rhetoric, but with execution.

2025 was the year where our strategic reset stopped being a narrative and became measurable reality. We have rebuilt this company from the ground up — restructuring our cost base, expanding margins materially, and restoring the foundations for higher-margin revenue streams growth. Underlying gross profit and demand strengthened materially in 2025, reflecting healthier revenue quality rather than volume-driven growth, as compared to reported net revenue which reflects incentive accounting. This has generated powerful and accelerating momentum to Adjusted EBITDA breakeven that has established a clear trajectory to achieve sustained Adjusted EBITDA profitability for 2026.

Despite this operational progress, we believe that our share price remains deeply undervalued and does not reflect the significant progress we have made throughout the year or our growth prospects going forward. This disconnect represents meaningful upside for long-term shareholders as our execution continues to compound.

This is not a turnaround built on temporary austerity. This is a reset rooted in strategic clarity, disciplined capital allocation, a compliance-first approach, and AI-native thinking applied to personal finance.

The Numbers Tell the Story: Our Disciplined Execution

Our financial results for the first three quarters of 2025 tell a powerful story of momentum. Each quarter built upon the last, demonstrating consistent execution against our strategic plan:

●	Continuous revenue growth: US$14.3 million in Q1, US$18.0 million in Q2, US$21.1 million in Q3.

●	Net income/loss: US$(2.4) million in Q1, US$0.2 million in Q2, US$(3.5) million in Q3.

●	Narrowing Adjusted EBITDA loss: US$(3.3) million in Q1, US$(2.0) million in Q2, US$(1.8) million in Q3.

●	Declining cost-to-income ratio: 83% in Q1, 64% in Q2, 55% in Q3.

The compounding effect is visible: we are growing revenue and improving efficiency. Our focus on Adjusted EBITDA reflects the underlying operating performance of the business; importantly, the year-on-year trajectory is driven by structural margin and cost improvements.

A Note on “Gross Profits” vs Revenue

We emphasize gross profit and Adjusted EBITDA because they reflect true economic health. Under our accounting model, certain customer incentives are reflected as a reduction to revenue, which can temper reported revenue even as gross profit and underlying demand strengthen. In 2025, we prioritized margin discipline and long-term sustainability over headline revenue growth, and that discipline is now beginning to show in our results.

Our Clear Path to Scalable and Sustainable Adjusted EBITDA Profitability

Our 2025 results validate our strategic trajectory. Significant year-over-year improvement in our financial performance, as well as sequential improvement in key metrics, demonstrates that our strategic pivot is working.

This forward momentum is propelled by the durable, structural changes we have implemented — changes that continue to compound and scale:

1.	Structural revenue mix shift: Insurance, Wealth, and Lending are emerging as profit engines, driven by higher-margins and more recurring revenue than credit cards. Notably, we have broadened our Wealth offerings through collaborations with licensed digital-asset platforms, such as OSL and Hashkey, through a disciplined, compliance-first approach.

2.	AI-driven operating leverage (Project Odyssey): Odyssey moved from pilot to production. Since its launch in Q3 2025, 70–80% of service queries have already been automated. Capacity expanded; headcount did not.

3.	Market strength and a repeatable playbook: Singapore and Hong Kong remain profit engines. Taiwan has stabilized. The Philippines is normalizing. Profitability is no longer dependent on one market — it is becoming a system.

4.	Marketing and partner efficiency: Better funnels, improved approval quality, real-time insurance flows, and deeper engagement products (like Credit Hero Club) increased conversion while reducing effective customer acquisition cost (CAC).

These pillars represent the engine of our trajectory. They are designed not for a single quarter of success, but for a sustained period of profitable growth.

Project Odyssey: Why MoneyHero Can Win in an AI-Native Market

Odyssey is our operating system for superior unit economics and scalable growth.

Its pillars:

1.	Conversational commerce: End-to-end financial decisions inside WhatsApp and chat environments — lower friction, higher intent, better conversion.

2.	Intelligent matching: Real-time pricing and suitability intelligence across 260+ partners, combined with TransUnion data and longitudinal intent signals, creates a differentiated data moat that is difficult for competitors to replicate.

3.	Automation at scale: AI-led workflows in service, content, campaign ops, and compliance. This is margin expansion through automation — not margin compression through scale.

4.	Our moat is now unmistakable: Distribution + data + trust + multi-market presence. You cannot recreate five years of intent signals, partner depth, and multi-market category leadership overnight.

The Business Model We Are Building (and Why It Should Compound)

MoneyHero today is fundamentally different from 2022–2023.

Then: Revenue-at-scale, weak unit economics, margin compression, cash burn.

Now: Capital-light, member-centric, high-margin unit economics where:

●	Insurance and Wealth are driving recurring, defensible revenue.

●	Membership and multi-product adoption deepen customer relationships and drive greater long-term value.

●	AI automation improves margins as we grow.

●	Each incremental dollar requires less incremental cost than the last.

This is what compounding looks like.

From Strategy to Execution: Our 2026 Scale-Up Strategy

As we move into a new year, our focus shifts to disciplined execution and strategic expansion. Our roadmap is designed to deepen our competitive moats, drive sustainable growth, and translate our platform’s leverage into tangible value. Our core priorities are:

●	Deepen market penetration through strategic partnerships: We will expand our ecosystem across key markets to enhance our product offerings and capture new revenue streams.

○	Singapore: We are focused on renewing existing partnerships while also bolstering our digital asset offerings via collaboration with top licensed crypto platforms.

○	Philippines: We are broadening our high-margin lending options through new partnerships with leading banks and professional organizations.

○	Hong Kong: Our strategy will center on scaling our high-potential affiliate partnerships, representing a capital-efficient model for growth.

●	Expand brand equity and community engagement: We will amplify our market leadership by evolving our flagship engagement platforms to increase user interaction and brand loyalty.

○	Our annual Personal Finance Festival will return to Singapore in Q3 2026. We are exploring the possibility of expanding this to other markets.

○	Our Best-of Awards will transition to a more scalable and digitally native format, broadening audience participation and deepening community engagement.

●	Drive financial discipline and operating leverage: Underlying these growth initiatives is an unwavering commitment to financial rigor. We will continue to:

○	Increase our high-margin verticals to over 25% of revenue.

○	Make year-over-year improvements in Adjusted EBITDA.

○	Scale the efficiencies of Project Odyssey across all markets to enhance margins.

○	Maintain our strict capital allocation discipline.

○	Increase customer lifetime value (LTV) and ensure investments generate superior returns.

Our ambition is to join the category of fintech companies that combine profitable growth, structural margin expansion, and capital-light scaling.

Capital Allocation and Market Recognition: From Survival to Choice

With Adjusted EBITDA profitability on the horizon, capital allocation shifts from survival to strategic value creation. Our framework is clear and disciplined:

1.	Invest in high-return on invested capital (ROIC) growth levers: We will direct capital toward initiatives that deliver the highest long-term returns, such as Project Odyssey and Insurance and Wealth expansion. These are the engines that strengthen margins, deepen member value, and reinforce our competitive moat.

2.	Evaluate tuck-in M&A: We will opportunistically pursue targeted acquisitions where we can accelerate scale, strengthen higher-margin verticals, or acquire licensing and technology capabilities that materially enhance our platform. These will be selective, synergy-driven transactions that expand our strategic advantage and improve the Group’s unit economics.

We remain disciplined in our approach to capital allocation, prioritizing reinvestment in the business while retaining flexibility to return capital to shareholders where appropriate.

Closing the Valuation Gap

Today, after backing out our cash position, MoneyHero trades at a fraction of comparable fintech peers — many of which trade at 3–6x sales. As we approach the Adjusted EBITDA profitability inflection point and expand our high-margin verticals, a materially higher valuation is a reasonable outcome if we continue to execute with discipline and consistency.

An Invitation to Own More

The last 18+ months required clarity of vision, discipline, and difficult trade-offs. Now we enter the compounding phase — where the systems we built begin to scale.

Strategic continuity matters at inflection points. Execution, not experimentation, will define the next 12–24 months.

If you believe in:

●	disciplined operators building durable advantages,

●	capital-efficient fintech models with real operating leverage,

●	moats rooted in distribution, data, trust, and regulation,

●	AI-native platforms that transform how millions make financial decisions in Southeast Asia,

...then this is the moment to increase your conviction in MoneyHero.

Our efforts in 2025 paved the path to Adjusted EBITDA profitability. In 2026, we will execute — delivering sustained Adjusted EBITDA profitability that validates a model built to scalable.

Thank you for your continued confidence.

Sincerely,

Rohith Murthy

Chief Executive Officer

MoneyHero Group

###

Non-IFRS Financial Measures

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the key performance metrics above and the non-IFRS measures below are useful in evaluating its operating performance. MoneyHero Group uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as profit/(loss) for the period and profit/(loss) before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as profit/(loss) for the period plus tax expenses, depreciation and amortization, interest income, finance costs, impairment of intangible assets, impairment of other assets, equity-settled share-based payment expenses, transaction expenses, other non-recurring costs related to strategic exercises, changes in the fair value of financial instruments, non-recurring legal fees, and unrealized foreign exchange differences. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation is provided for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. We currently, and will continue to, report financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

	For the Three Months Ended September 30,		For the Nine Month Ended September 30,
	2025	2024[1]	2025	2024[1]
	(US$ in thousands)

(Loss)/Profit for the period	(3,474)	5,721	(5,707)	(19,601)
Tax expenses	-	33	15	90
Depreciation and amortization	340	1,085	963	3,133
Interest income	(153)	(288)	(468)	(1,239)
Finance costs	13	4	39	17
EBITDA	(3,274)	6,555	(5,158)	(17,601)

Non-cash items:
Changes in fair value of financial instruments	1,708	(1,209)	1,551	(972)
Impairment of intangible assets	-	-	-	92
Impairment of other assets	284	-	284	-
Equity settled share-based payment arising from employee share incentive scheme	71	(90)	816	1,548
Unrealized foreign exchange gain, net	(860)	(10,127)	(4,822)	(4,326)

Listing and other non-recurring strategic exercises related items:
Transaction expenses	-	(26)	-	29
Gain on disposal of Malaysian operations	-	(600)	-	(600)
Other non-recurring costs related to strategic exercises	-	-	-	61

Other non-recurring items:
Non-recurring legal fees	295	(42)	295	455
Adjusted EBITDA[7]	(1,776)	(5,539)	(7,035)	(21,314)

Revenue	21,124	20,939	53,460	63,788
Adjusted EBITDA	(1,776)	(5,539)	(7,035)	(21,314)
Adjusted EBITDA Margin	(8.4)%	(26.5)%	(13.2)%	(33.4)%

[1]	The comparative figures for the prior period have not been restated and are presented consistently with the originally issued unaudited financial statements for the third quarter 2024. Subsequently, during the year-end closing process, we revised the estimate for customer reward liabilities. This adjustment, had it been recognized in the third quarter of the prior year, would have decreased cost of revenue and increased Adjusted EBITDA by US$570 thousand each.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
	(US$ in thousands)

Profit/(Loss) for the period	216	(12,223)	(2,233)	(25,323)
Tax expenses	15	5	15	57
Depreciation and amortization	322	1,066	624	2,047
Interest income	(184)	(356)	(315)	(951)
Finance costs	13	5	26	13
EBITDA	381	(11,501)	(1,884)	(24,156)

Non-cash items:
Changes in fair value of financial instruments	315	(1,109)	(158)	237
Impairment of intangible assets	-	92	-	92
Equity settled share-based payment arising from employee share incentive scheme	304	1,015	745	1,638
Unrealized foreign exchange (gain)/loss, net	(2,951)	1,766	(3,963)	5,802

Listing and other non-recurring strategic exercises related items:
Transaction expenses	-	20	-	55
Other non-recurring costs related to strategic exercises	-	61	-	61

Other non-recurring items:
Non-recurring legal fees	-	323	-	497
Adjusted EBITDA	(1,951)	(9,336)	(5,259)	(15,775)

Revenue	18,022	20,674	32,336	42,849
Adjusted EBITDA	(1,951)	(9,336)	(5,259)	(15,775)
Adjusted EBITDA Margin	(10.8)%	(45.2)%	(16.3)%	(36.8)%

	For the Three Months Ended March 31,
	2025	2024
	(US$ in thousands)
Loss for the period	(2,449)	(13,100)
Tax expenses	-	52
Depreciation and amortization	302	981
Interest income	(131)	(595)
Finance costs	14	8
EBITDA	(2,265)	(12,654)

Non-cash items:
Changes in fair value of financial instruments	(473)	1,346
Equity settled share-based payment arising from employee share incentive scheme	441	623
Unrealized foreign exchange (gain)/loss, net	(1,012)	4,036

Listing and other non-recurring strategic exercises related items:
Transaction expenses	-	35

Other non-recurring items:
Non-recurring legal fees	-	174
Adjusted EBITDA	(3,309)	(6,440)

Revenue	14,314	22,175
Adjusted EBITDA	(3,309)	(6,440)
Adjusted EBITDA Margin	(23.1)%	(29.0)%

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2024 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a tech- and AI-powered personal finance aggregation and comparison platform that provides consumers with actionable insights to discover, compare, and choose the best financial products with confidence — bringing data intelligence and seamless digital access across insurance and banking solutions. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 260 commercial partner relationships as at September 30, 2025, and had approximately 5.1 million Monthly Unique Users across its platform for the three months ended September 30, 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For inquiries, please contact:

Investor Relations:
MoneyHero Investor Relations Team
IR@MoneyHeroGroup.com

Media Relations:
MoneyHero Corporate Communications Team
Press@MoneyHeroGroup.com